UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. ___)*

CHINA VOICE HOLDING CORP.
(Name of Issuer) Common Stock, par value $0.001 per share
(Title of Class of Securities) 16946A 10 0
(CUSIP Number) Tali Durant General Counsel 327 Plaza Real, Suite 319 Boca Raton, FL 33432 (561) 748-8896
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications) January 29, 2009
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), (f) or (g), check the following box.   ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

1	NAME OF REPORTING PERSON Flint Telecom Group, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Nevada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 15,000,000
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 15,000,000
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,000,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES 9
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.3%
14	TYPE OF REPORTING PERSON CO

SCHEDULE 13D

Filed Pursuant to Rule 13d-1

ITEM 1. Security and Issuer.

This Statement on Schedule 13D relates to the common stock, par value $0.001 per share (the “Common Stock”) of China Voice Holding Corp., a Nevada corporation (the “Issuer”) and is being filed by Flint Telecom Group, Inc., a Nevada corporation (the “Reporting Person”). The Issuer’s principal executive offices are located at 327 Plaza Real, Suite 319, Boca Raton, Florida 33432.

ITEM 2. Identity and Background.

(a)	Name. The name of the Reporting Person is Flint Telecom Group, Inc. The Reporting Person is a publicly owned, reported and traded Corporation.

(b)	Business Address. The business address for the Reporting Person is 327 Plaza Real, Suite 319, Boca Raton, Florida 33432

(c)	Occupation and Employment. The Reporting Person is a telecommunications holding company.

(d) and (e)
Proceedings.  During the previous five (5) years, the Reporting Person has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) nor has the Reporting Person been party to a civil proceeding of a judicial or administrative body of competent jurisdiction such that, as a result of such proceeding, the Reporting Person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activity subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Citizenship. The Reporting Person is a Nevada corporation.

ITEM 3. Source and Amount of Funds or Other Consideration.

The Reporting Person is the beneficial owner of 15,000,000 shares (the “Shares”) of the Issuer’s Common Stock which it acquired on January 29, 2009, in a private transaction in which the Reporting Person purchased the Shares in exchange for $1,500,000, $750,000 of which will be paid on February 27, 2009 and the remaining $750,000 to be paid on April 30, 2009, pursuant to a definitive Stock Purchase Agreement dated January 29, 2009 by and among Issuer and Reporting Person (the “Stock Purchase Agreement”).

These 15,000,000 Shares are attached to a Promissory Note (the “Note”) issued from the Reporting Person to the Issuer as collateral, pursuant to a Security Agreement by and among Issuer and Reporting Person dated January 29, 2009. The Reporting Person issued the Note to the Issuer dated January 29, 2009, in an amount of $7,000,000, pursuant to which the Reporting Person is obligated to make payments as follows: $2,333,333.33 on or before December 31, 2009; $2,333,333.33 on or before July 31, 2010, and $2,333,333.34, plus any remaining balance due on the Note on or before December 31, 2010. The Note shall not bear any interest pre-default; The Note will bear interest at Eighteen percent (18%) per year for any period of time when a payment is past due.

The foregoing descriptions of the Stock Purchase Agreement, the Note and the Security Agreement are qualified in their entirety by reference to the full text of the Stock Purchase Agreement, the Note and the Security Agreement, which are described in Item 7.

ITEM 4. Purpose of Transaction.

The Shares were acquired by the Reporting Person for investment purposes.  The Reporting Person intends to periodically review its investment in the Issuer and, based on a number of factors, including the Reporting Person’s evaluation of the Issuer’s business prospects and financial condition, the market for the Issuer’s shares, general economic and stock market conditions and other investment opportunities, the Reporting Person may acquire additional securities of the Issuer or dispose of the shares of Common Stock reported herein through open market or privately negotiated transactions.

As part of the closing of the transaction and in addition to the issuance of the common stock and cash paid as noted above, on January 29, 2009, five wholly owned subsidiaries of the Reporting Person merged with six wholly owned subsidiaries of the Issuer in exchange for 21,000,000 shares of the Reporting Person’s restricted common stock and $1,500,000 in cash, $500,000 of which was paid at the Closing, a second installment in the amount of $500,000 to be paid on February 12, 2009 and the remaining $500,000 to be paid on March 31, 2009, pursuant to the Agreement and Plan of Merger by and among the Reporting Person, Flint Acquisition Corps. (A-E), each a wholly owned subsidiary of the Reporting Person, the Issuer, and CVC Int’l Inc., Cable and Voice Corporation, StarCom Alliance Inc, Dial-Tone Communication Inc, Phone House Inc. (of Florida), and Phone House, Inc. (of California), each a wholly-owned subsidiary of the Issuer, dated January 29, 2009 (the “Merger Agreement”).  The foregoing description of the Merger Agreement is qualified in its entirety by reference to the full text of the Merger Agreement, which is described in Item 7.

The Reporting Person does not have any current plans or proposals which would relate to or would result in:

•	any extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries beyond the Merger Agreement;
•	a sale or transfer of a material amount of the assets of the Issuer or any of its subsidiaries;
•
any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; provided, however, that as a result of the Merger Agreement, two of the Issuer’s Officers whose responsibilities covered U.S. Operations, Jose Ferrer, Chief Operating Officer, and John Iacovelli, Chief Information Officer, departed from Issuer’s employment to become employees of the Reporting Person.  In addition, CEO Bill Burbank, who has been directing both U.S. and China operations for the Issuer, will lead the U.S. operations as President of Reporting Person.  Mr. Burbank will also remain as CEO of Issuer, continuing to manage Issuer’s China operations and overall business.

•	any material change in the present capitalization or dividend policy of the Issuer;
•
any other material change in the Issuer’s business or corporate structure including, but not limited to, if the Issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940;

•	changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede acquisition of control of the Issuer by any person;
•
causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

•	a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or
•	any action similar to any of those enumerated above.

The Reporting Person reserves the right to determine in the future to change the purpose or purposes described above.

ITEM 5. Interests in Securities of the Issuer.

(a)	Aggregate Number and Percentage of Securities. The Reporting Person is the beneficial owner of 15,000,000 shares of Common Stock of the Issuer, representing approximately 8.3% of the class.

(b)	Power to Vote and Dispose. The Reporting Person has sole voting and dispositive power over the shares identified in response to Item 5(a) above.

(c)
Transactions Within the Past 60 Days.  Except as noted herein, the Reporting Person has not effected any other transactions in the Issuer’s securities, including its shares of Common Stock, within sixty (60) days preceding the date hereof.

(d)	Certain Rights of Other Persons. Not applicable.

(e)	Date Ceased to be a 5% Owner. Not applicable.

ITEM 6.	Contracts, Arrangements, or Understandings or Relationships with Respect to Securities of the Issuer.

Except as described herein on the exhibits attached hereto, the Reporting Person does not have any contract, arrangement, understanding or relationship with respect to securities of the Issuer including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies. Further, the Reporting Person has not pledged securities of the Issuer nor are the securities of the Issuer held by the Reporting Person subject to a contingency, the occurrence of which would give another person voting power or investment power over such securities.

ITEM 7. Material to be Filed as Exhibits.

* Exhibit 1 – Agreement and Plan of Merger and Reorganization

* Exhibit 2 – Stock Purchase Agreement

* Exhibit 3 – Promissory Note

* Exhibit 4 – Security Agreement

_______________________________

* - Incorporated by reference to Reporting Person’s Form 8-K filed with the Commission on February 4, 2009.

After reasonable inquiry, and to the best of the Reporting Person’s knowledge and belief, the undersigned certifies that the information set forth in this Schedule is true, complete and correct.

Date:                      February 9, 2009

FLINT TELECOM GROUP, INC.

By:           /s/ Vincent Browne

Vincent Browne, CEO

Attention:  Intentional misstatements or

omissions of fact constitute Federal

criminal violations (See 18 U.S.C. § 1001)